

March 17, 2021

Anthony Schoen
Chief Financial Officer
First Savings Financial Group, Inc.
702 North Shore Drive
Suite 300
Jeffersonville, Indiana 47130

>   **Re: First Savings Financial Group, Inc.**
>   **Form 10-K**
>   **Filed December 17, 2020**
>   **File No. 001-34155**

Dear Mr. Schoen:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K filed December 17, 2020

Consolidated Statements of Income, page F-4

1.   In your income statement on page F-4 we note Mortgage Banking Income of $117.9 million for the year ended September 30, 2020, which has increased significantly from $2.3 million and $33.0 million for the years ended September 30, 2018 and 2019, respectively, and is a major contributor to the increases in your operating results. It appears this line item includes several components including: Net realized and unrealized gains and losses on loans held for sale, changes in fair value of derivatives, changes in the fair value of mortgage service rights, and a provision for loan repurchases and indemnifications, among others. Please provide us and revise future filings to include a disaggregation of this line item that includes the significant types and amounts of income, loss or any contra items that make up this balance for the periods presented, considering also the guidance in Rule 9-04 of Regulation S-X. In your response, using the periods

presented in your September 30, 2020 Form 10-K please provide a draft of your proposed disclosures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Amit Pande, Branch Chief, at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance